Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 of NGL Energy Partners LP for the registration of common units representing limited partner interests pertaining to the NGL Energy Partners LP 2011 Long-Term Incentive Plan, of our report dated April 11, 2012, with respect to the consolidated financial statements of North American Propane, Inc. and Subsidiaries as of September 30, 2011 and 2010 and for the years then ended and of our report dated October 22, 2012 with respect to the consolidated financial statements of North American Propane, Inc. and Subsidiaries as of December 31, 2011 and for the three months then ended.

/s/ Gray, Gray & Gray LLP

Westwood, Massachusetts

November 15, 2012